Exhibit 99.1

SECOND QUARTER REPORT FOR PERIOD ENDED 30 JUNE 2026

ASX: WDS | NYSE: WDS

Wednesday, 29 July 2026

Sangomar delivers and Scarborough advances

Performance highlights

•	Delivered quarterly operating revenue of $4,185 million, up 28% on Q1 2026 and achieved a strong average realised price of $85/boe, up 35% on the prior quarter.

•	Delivered quarterly production volumes of 41.3 MMboe (454 Mboe/d), down 9% from Q1 2026 due to the planned maintenance at Pluto Train 1 and recovery from cyclone impacts.

•	Achieved exceptional operational reliability of more than 99% at Sangomar and Shenzi and more than 97% at North West Shelf Project LNG and Pluto LNG.

•	Continued impressive performance at Sangomar, producing at near nameplate capacity with average daily production of 99 Mbbl/d (100% basis, 86 Mbbl/d Woodside share).[1]

•	Successfully delivered planned maintenance at Pluto Train 1 on schedule and budget, including critical tie-ins for Scarborough.

Project highlights

•	The Scarborough Energy Project was 98% complete and remains on budget and on track for first LNG cargo in Q4 2026, with first gas from the Scarborough reservoir achieved subsequent to the period.

•	The Trion Project progressed to 64% complete and remains on budget, targeting first oil in 2028.

•	The Louisiana LNG Project remains on budget, targeting first LNG in 2029; it is 28% complete with Train 1 35% complete.

Business and portfolio highlights

•	Exercised pre-emption rights to acquire PetroChina International Investment (Australia) Pty Ltd’s (CNPC) 10.67% participating interest in the Browse Joint Venture (BJV).[2]

•	Entered a sale and purchase agreement with Alcoa for the supply of 31.1 PJ of domestic gas over the period 2027 to 2030.

•	Subsequent to the period, completed the transfer of operatorship for the Gippsland Basin assets from ExxonMobil to Woodside.

•	Completion of the asset swap with Chevron targeted for Q4 2026 remains on track.

1 Higher net production percentage reflects accelerated recovery of 100% Woodside-funded pre-FID costs under the PSC entitlement, driven by high oil price.

2 Completion of the transaction is subject to customary conditions precedent, including regulatory approvals. See “Woodside exercises Browse pre-emption right” announced 12 June 2026 for details. Woodside’s equity interest in the BJV will increase to 41.27% following successful completion of the transaction.

1	Second quarter report for period ended 30 June 2026

2026 full-year guidance		Prior	Current

Total production volumes[3]	MMboe	172-186	174-185

Gas hub exposure[4]	%	~30	No change

Capital expenditure[5][6][7][8]	$ million	4,000 - 4,500	No change

Abandonment expenditure	$ million	500 - 800	No change

Exploration expenditure	$ million	~200	No change

Production costs	$ million	1,500 - 1,800	No change

Feed gas, services and processing costs	$ million	500 - 600	No change

Property, plant and equipment depreciation and amortisation	$ million	4,200 - 4,700	No change

3 Total production volumes includes 2-3 MMboe from Beaumont New Ammonia (no change).

4 Gas hub indices include Japan Korea Marker (JKM), Title Transfer Facility (TTF) and National Balancing Point (NBP). It excludes Henry Hub. Presented on a three-year average for 2026-2028. Includes binding sales and purchases agreements only, Woodside’s equity share of Scarborough and Pluto LNG, Corpus Christi offtake volumes and assumes the Chevron asset swap is completed.

5 Louisiana LNG (90% Louisiana LNG LLC, 60% Louisiana LNG Infrastructure LLC and 20% Driftwood Pipeline LLC) capital expenditure adjusted for the cash contributions from Stonepeak and Williams.

6 Scarborough at 74.9% participating interest, Pluto Train 2 at 51% participating interest.

7 Trion at 60% participating interest.

8 Completion of the asset swap with Chevron assumed in Q4 2026. Woodside’s equity interests at current participating interests prior to the completion for NWS Project, NWS Oil Project, Wheatstone, Julimar-Brunello and Angel CCS assets.

2	Second quarter report for period ended 30 June 2026

Woodside CEO Liz Westcott said the company continued to deliver safe and strong operational performance across its global portfolio while efficiently executing major growth projects.

“We delivered production of 41.3 million barrels of oil equivalent in the second quarter, highlighted by outstanding reliability of 99.3% at Sangomar and 99.2% at Shenzi.

“Sustained production performance and asset reliability have provided greater certainty around expected full-year outcomes, supporting a narrower production guidance range for 2026.

“Strong realised prices supported earnings and cash generation, highlighting the resilience of our diversified portfolio amid ongoing macroeconomic and commodity price volatility.

“We continue to deliver our major growth projects to budget and schedule. The Scarborough Energy Project is 98% complete and remains on track for first LNG cargo in the fourth quarter of 2026. The successful completion of the Pluto planned maintenance during the quarter marked a key milestone in preparing for Pluto Train 2 integration and processing of Scarborough gas.

“At the end of the quarter Trion was 64% complete, with first oil targeted in 2028. At Louisiana LNG, the foundation phase continues to advance to plan, with the project 28% complete and targeting first LNG in 2029.

“During the quarter, we exercised our pre-emption right to acquire PetroChina International Investment’s 10.67% interest in Browse, reinforcing our commitment to progressing the Browse to North West Shelf development concept. We believe Browse has the potential to create enduring shareholder value while delivering significant long-term economic benefits for Australia.

“A new gas sales and purchase agreement to supply Alcoa’s Western Australian alumina refining operations demonstrated Woodside’s ongoing contribution to supporting the state’s energy security and supplying the domestic market.

“Subsequent to the quarter, we assumed operatorship of the important Gippsland Basin assets, reinforcing Woodside’s role as a reliable gas supplier to Australia’s east coast.

“We are also continuing to focus on our sustainability performance, announcing a $5 million multi-year biodiversity program in Louisiana that builds on similar initiatives in Western Australia.”

3	Second quarter report for period ended 30 June 2026

 Comparative performance at a glance

		Q2 2026	Q1 2026	Change %	Q2 2025	Change %	YTD 2026	YTD 2025	Change %

Operating revenue	$ million	4,185	3,261	28%	3,275	28%	7,446	6,590	13%
Production volumes[9]	MMboe	41.3	45.2	(9%)	50.1	(18%)	86.5	99.2	(13%)

Gas	MMscf/d	1,326	1,578	(16%)	1,825	(27%)	1,451	1,833	(21%)

Liquids	Mbbl/d	214	221	(3%)	230	(7%)	217	226	(4%)

Ammonia	kT/d	1.8	1.3	38%	—	—%	1.5	—	—%

Total	Mboe/d	454	502	(10%)	550	(17%)	478	548	(13%)
Sales volumes[10]	MMboe	48.0	51.7	(7%)	54.5	(12%)	99.8	104.8	(5%)

Gas	MMscf/d	1,672	2,016	(17%)	2,056	(19%)	1,843	2,012	(8%)

Liquids	Mbbl/d	227	218	4%	238	(5%)	223	226	(1%)

Ammonia	kT/d	2.1	0.8	163%	—	—%	1.4	—	—%

Total	Mboe/d	528	575	(8%)	599	(12%)	551	579	(5%)

Average realised price	$/boe	85	63	35%	59	44%	74	62	19%
Capital expenditure and acquisitions	$ million	784	1,323	(41%)	752	4%	2,107	2,558	(18%)

Capital expenditure[11]	$ million	784	853	(8%)	752	4%	1,637	2,558	(36%)

Acquisitions	$ million	—	470	(100%)	—	—%	470	—	—%

9 Percent change in total production may differ from percent change in daily production due to the number of days in each quarter.

10 Restated additional volumes of 0.10 MMboe in Q2 2025 and 0.19 MMboe in YTD 2025 to reflect a revised MMBtu to boe conversion factor.

11 Louisiana LNG YTD 2026 project spend includes $344 million of prepayments recognised in investing cash flow that are recoverable through partner cash calls but are not yet recognised as capital expenditure.

4	Second quarter report for period ended 30 June 2026

Operations

Pluto LNG

•	Achieved quarterly LNG reliability of 97.6%.

•	Successfully executed the planned maintenance in May 2026 on budget and schedule. This included key integration scopes for the Scarborough Energy Project.

•	Preparing for start-up of the XNA-03 infill well, targeted for H2 2026.

North West Shelf (NWS) Project

•	Achieved quarterly LNG reliability of 97.8%.

•	Approved the drilling rig contract for the Greater Western Flank Phase 4 Project with drilling targeted to commence in Q2 2027, and production targeted in 2028.

•	Continued preparation for the scheduled single train LNG planned maintenance targeting commencement in September 2026.

Wheatstone and Julimar-Brunello

•	Completed subsea construction for the Julimar Development Phase 3 project, with start-up targeted for H2 2026.

•	LNG production at Wheatstone was impacted following an unplanned outage caused by Severe Tropical Cyclone Narelle. Repairs were completed in April 2026.

•	Commenced decommissioning of three Julimar-Brunello exploration wells, with completion a condition precedent for the asset swap with Chevron.

•	Completion of the asset swap with Chevron is targeted for Q4 2026.[12] Completion of the transaction will streamline Woodside’s operations and consolidate focus on our operated LNG assets.

12 Completion of the transaction is subject to conditions precedent. See “Woodside simplifies portfolio and unlocks long-term value” announced on 19 December 2024.

5	Second quarter report for period ended 30 June 2026

Bass Strait

•	Achieved reliability of 92% during the quarter.

•	Completed planned shutdowns of the Marlin A and Marlin B platforms.

•

Completed drilling of the remaining three wells for the Turrum Phase 3 Project, completing the five-well drilling program. The wells will now undergo completion activities with first production targeted for H1 2027.

•

Subsequent to the period, completed the transfer of operatorship of the Gippsland Basin assets from ExxonMobil to Woodside on 1 July 2026, following the satisfaction of the conditions precedent to the transaction.

Other Australia

•

The Okha FPSO completed scheduled shipyard activities as planned. Assessment and remediation planning are underway following identification of a subsea mooring system defect during routine inspection, with production yet to resume.

•

Oil production at the Pyrenees FPSO was impacted following damage caused by Severe Tropical Cyclone Narelle. The FPSO safely reconnected and production partially resumed, with assessment ongoing to support a return to full production.

Sangomar

•	Achieved an average daily production rate of 99 Mbbl/d (100% basis, 86 Mbbl/d Woodside share) with reliability of 99.3%.[13]

•

Reservoir performance continues to exceed expectations, particularly in the lower S500 reservoirs. This has been the result of greater than anticipated aquifer pressure support which, together with rigorous well and network optimisation, enabled an extended initial plateau and some mitigation of decline rates now being experienced.

•	Evaluation continued for a potential Phase 2 development targeting the upper S400 reservoirs.

•	Engagements with Petrosen and the government on a potential Phase 2 development are ongoing.

13 Higher net production percentage reflects accelerated recovery of 100% Woodside-funded pre-FID costs under the PSC entitlement, driven by high oil price.

6	Second quarter report for period ended 30 June 2026

Gulf of America

•	Achieved continued high reliability at Shenzi of 99.2%.

Beaumont New Ammonia

•	Achieved reliability of 92.2% during the quarter, following Woodside’s assumption of operational control from OCI at the end of the first quarter.

•

Production was constrained to approximately 69% of nameplate capacity due to third-party feedstock availability. Interim feedstock arrangements are expected to remain in place into 2027, pending progress on long-term third-party feedstock infrastructure.

•

Commencement of lower-carbon ammonia production remains targeted for 2027, subject to commissioning of Linde’s low-carbon hydrogen facilities and start-up of ExxonMobil’s CCS infrastructure, including approval of the relevant CCS permitting process.

•	For the period ended 30 June 2026, sales have been a combination of spot and term cargoes with 24% supplied to the domestic market and 76% to the international market.

Marketing

Revenue and trading

•

LNG realised prices improved quarter-on-quarter as global LNG market prices strengthened due to supply constraints, and price lags from Q1 2026 were realised. Price lags from Q2 are expected to be realised in Q3.

•	Approximately 21% of LNG sold was linked to gas hub indices during the quarter due to fewer volumes available as a result of the Pluto planned maintenance.

•	Global supply interruptions continued in the quarter, supporting increased demand for crude products and strengthening prices.

•	The liquids portfolio (oil, condensate and liquids traded) outperformed market pricing through realised premiums.

•

In this quarter, marketing sales volumes, marketing revenue and trading costs increased due to higher third-party cargo purchases. These transactions were part of ongoing portfolio optimisation across multiple trades resulting in the redirection of Woodside cargoes. The realised value of these trading activities are expected in the future as these cargoes are delivered, causing fluctuations in earnings across reporting periods.

Shipping

•	Delivered the Woodside Bilangara during the quarter to support the start-up of the Scarborough Energy Project.

•	Signed five long-term charter parties for LNG carriers commencing in 2029 to support the Louisiana LNG Project.

Pipeline gas

•	Executed incremental pipeline gas sales of:

○	47.5 PJ to be delivered to the Western Australian market from 2027 to 2030, including a sale and purchase agreement for the supply of 31.1 PJ to Alcoa.

○	38.9 PJ to be delivered to the East Coast market from 2026 to 2028.

Projects

Scarborough Energy Project

•	The Scarborough and Pluto Train 2 projects remain on budget and were 98% complete at the end of the quarter (excluding Pluto Train 1 modifications).

•	All upstream infrastructure is now in place. The Floating Production Unit (FPU) and subsea production system commissioning activities continued.

7	Second quarter report for period ended 30 June 2026

•

Subsequent to the period, the FPU achieved ready for start-up status and first gas was achieved from the Scarborough reservoir. The trunkline also achieved ready for start-up status, enabling the commencement of pressurisation of the trunkline from the FPU through to the onshore plant.

•

Continued construction and commissioning activities at the Pluto Train 2 site, including completion of the gas turbine generator synchronisation with the Pluto site power grid and mechanical runs of three of the six liquefaction compressors.

•	The final module for the Pluto Train 1 modifications was shipped from the yard in Thailand and, subsequent to the quarter, arrived at the Pluto site.

•	Continued civil, structural, piping and electrical works for Pluto Train 1 modifications at the Pluto site.

•	Multiple integration scopes and tie-ins were successfully completed during the Pluto LNG Train 1 planned maintenance in May 2026.

•	First LNG cargo is on track for Q4 2026.

Trion

•	The Trion Project remains on budget and was 64% complete at the end of the quarter.

•	Progressed drilling campaign, drilling three wells of the 24-well program which commenced in March.

•	Commenced subsea equipment deliveries to Mexico, ahead of installation commencing in Q3 2026.

•	Completed lift of FPU topside modules onto the hull and commenced integration and pre-commissioning.

•	Continued Floating Storage and Offloading structural block fabrication in dry dock.

•	Completed fabrication and testing of the disconnectable turret mooring buoy.

•	The Trion Project is targeting first oil in 2028.

Louisiana LNG

•	The Louisiana LNG Project remains on budget and was 28% complete at the end of the quarter.

•	Train 1 was 35% complete at the end of the quarter, with above-ground piping installation and structural steel erection progressed during the period.

•	Trains 2 and 3 were 25% and 18% complete respectively at the end of the quarter, with structural steel erection commenced for Train 2 and concrete pilings progressed for Train 3.

•

Awarded a services contract valued at more than $300 million for the construction of four tug boats for Louisiana LNG operations, taking total committed spend with Louisiana suppliers beyond $1 billion.

•

Ongoing disruptions through the Strait of Hormuz continue to challenge structural steel delivery from Bechtel’s fabrication facility in the United Arab Emirates. Mitigation measures are being implemented, including alternative logistics routes and fabrication sources, to support continuity of steel supply and maintain planned construction schedules beyond 2026.

•	Ongoing engagement with high-quality counterparties for equity participation and LNG offtake continues.

•	The project is targeting first LNG in 2029.

Hydrogen Refueller @H2Perth

•	Successfully completed leak testing and cold commissioning activities.

•	Commissioning activities continue on site, with ready for start-up now targeted for Q3 2026 and first hydrogen production expected in H2 2026.[14]

14 The project has received funding from the Hydrogen Fuelled Transport Project Funding Process as part of the Western Australian Government’s Renewable Hydrogen Strategy.

8	Second quarter report for period ended 30 June 2026

Decommissioning

•	Commenced plug and abandonment (P&A) of eight subsea wells including five North West Shelf Gas wells and three Julimar-Brunello exploration wells.

•	Completed the Enfield field seabed survey and analysis campaign.

•

Continued offshore decommissioning at Stybarrow with recovery of flexible flowlines, and progressed technical and planning studies across the Stybarrow, Griffin and Minerva projects to support development of forward decommissioning work plans.

•

Progressed well P&A activities at the Gippsland Basin Joint Venture with completion of plugging the West Kingfish and Cobia platform wells, and commencement of platform rig operations on Halibut and Tuna platforms.

•

Progressed the Bass Strait Offshore Platform Removal Campaign 1 preparation activities, with the Environmental Plan accepted by the National Offshore Petroleum Safety and Environmental Management Authority and upgrades to the onshore reception centre at Barry Beach Marine Terminal commenced.

Development and exploration

Browse

•

Continued engagement with regulators to progress environmental approvals. Submitted a revised Browse Carbon Capture and Storage (CCS) environmental referral to the Commonwealth regulator to allow it to be assessed under the amended Environment Protection and Biodiversity Conservation Act 1999 (EPBC Act). Received a determination from the Federal Environment Minister that allows the Browse CCS Project to be assessed wholly under the EPBC Act. The resubmission does not reflect any significant changes to the nature, scope or intent of the Browse CCS project.

•	Subsequent to the period, granted State Significant Project status under the Lead Agency Framework by the Western Australian State Government for the Browse to North West Shelf Project.

Sunrise

•	Continued engagement by the Sunrise Joint Venture with the Governments of Timor-Leste and Australia to advance the fiscal and regulatory frameworks supporting the potential development of Sunrise.

•	Progressed technical and commercial activities under the Timor-Leste Cooperation Agreement to support maturation of a potential Timor-based LNG concept.

Calypso

•	Woodside’s project evaluation continued to progress, including assessment of Calypso’s relative value within Woodside’s portfolio.

•	For the period ended 30 June 2026, impairment losses relating to the Calypso Project are expected. Refer to page 10 for further detail.

9	Second quarter report for period ended 30 June 2026

Exploration

•	Woodside was awarded the two leases in the US Gulf of America where Woodside was the successful bidder from the Big Beautiful Gulf 2 Lease Sale held in March 2026.

•	Entered into a non-binding memorandum of understanding with the Agência Nacional de Petróleo, Gás e Biocombustíveis to evaluate three blocks in the Benguela and Namibe basins offshore Angola.

•	Completed exit activities associated with the Marine XX licence in the Republic of Congo.

New energy and carbon solutions

H2Perth

•

In May 2026, the EPA approved Woodside’s application under section 43A of the Environmental Protection Act 1986 (WA) to amend the proposal for the proposed H2Perth Project from its previous concept to a liquefied hydrogen only facility.

Corporate activities

Chair succession

•

The Woodside Board has a formal process underway to identify and appoint the Company’s next Chair, to replace Richard Goyder AO who has previously indicated his intention to retire at or before the end of his current term in 2027.

•	The selection process will be led by independent Non-executive Director Swee Chen Goh.

•

The Board will consider a range of factors in identifying and selecting the next Chair, including leadership capability and experience, governance expertise, strategic insight, stakeholder engagement expertise and the capacity to oversee the creation and maintenance of shareholder value by a global company.

Structured review

•

The structured review announced with the Q1 results is progressing. The review is focused on streamlining decision-making, reducing organisational complexity, and identifying efficiency opportunities whilst maintaining safe operational execution and performance.

•	A further update on progress will be provided with the half-year results.

Browse Joint Venture pre-emption

•

In June Woodside exercised its pre-emption right to acquire CNPC’s 10.67% interest in the BJV. The terms of the transaction include a payment payable upon completion of $225 million plus reimbursement of CNPC’s BJV cash call contributions from 30 June 2025 to the date of completion, and a contingent payment of $175 million payable upon a final investment decision for the development of all of the Brecknock, Calliance and Torosa fields on or before 30 June 2032.[15]

15 Completion of the transaction is subject to customary conditions precedent. See “Woodside Exercises Browse pre-emption right” announced on 12 June 2026. Woodside’s equity interest in the BJV will increase to 41.27% following successful completion of the transaction.

10	Second quarter report for period ended 30 June 2026

Climate and sustainability

•	Launched the Sam Houston Jones Restoration Project, supporting restoration of threatened habitats and key wildlife species in Louisiana.

•	Further progressed the Watheroo Biodiversity Project in Western Australia, with a long-term funding agreement with Department of Biodiversity, Conservation and Attractions.

•

Submitted Woodside’s second annual Oil and Gas Methane Partnership 2.0 implementation plan to the United Nations Environment Programme, including results from monitoring and measurement activities in 2025.

•	Subsequent to the period, held a Sustainability Focus Session on 22 July 2026 with investors on Woodside’s approach to process safety.

11	Second quarter report for period ended 30 June 2026

Hedging

•

As at 30 June 2026, approximately 62% of the 30 MMboe of 2026 oil-linked production previously hedged (at an average price of $74.23 per barrel) had been cash settled. No additional oil-linked corporate hedges were entered into during the quarter and the 2027 hedge position remains unchanged.

•	Continued managing risk associated with the Corpus Christi LNG volumes involving Henry Hub and Title Transfer Facility (TTF) commodity swaps.

•

For the period ended 30 June 2026, hedge settlements resulted in a net cash outflow of approximately $400 million. This does not directly translate to the profit and loss as cash settlements on oil-linked hedges occur in advance of the related profit and loss impact, resulting in a temporary difference between cash flows and reported earnings. Accordingly, an estimated pre-tax loss of $70 million primarily relating to Corpus Christi LNG hedges and foreign exchange hedges were recognised in the period. The losses relating to oil-linked hedges cash settled during the quarter are expected to be recognised in Q3, and this will be offset by higher revenue from the realisation of price lags from Q2.

Embedded commodity derivative

•

In 2023, Woodside entered into a revised long-term gas sale and purchase contract with Perdaman. A component of the selling price is linked to the price of urea, creating an embedded commodity derivative in the contract. The fair value of the embedded derivative is estimated using a Monte Carlo simulation model.

•	As there is no long-term urea forward curve, TTF continues to be used as a proxy to simulate the value of the derivative over the life of the contract.

•	For the period ended 30 June 2026, an unrealised pre-tax loss of approximately $135 million is expected to be recognised through other expense.

Funding and liquidity

•	On 29 June 2026, Woodside repaid a $600 million Syndicated Term Loan approximately 6 months prior to maturity, reflecting prudent balance sheet management.

•

As at 30 June 2026, Woodside had liquidity of approximately $8,200 million, after paying a fully franked dividend in March, net debt (including lease liabilities) of approximately $9,300 million and gearing of approximately 21%.

•	Net debt and gearing was impacted by:

○	Approximately $600 million of lease liabilities recognised in the first half of 2026, for the Woodside Bilangara LNG vessel and Trion construction related vessels.[16]

○	Net cash outflow of approximately $400 million for hedge settlements.

○	Higher pricing driving an approximate $100 million increase in trade receivables expected to be received in July.

16 No change to the forecasted Trion project capital expenditure. Trion construction related vessel leases are for a term of 3 years.

12	Second quarter report for period ended 30 June 2026

2026 half-year results and teleconference

•

Woodside’s Half-Year Report 2026 and associated investor briefing will be released to the market on Tuesday, 25 August 2026. These will also be available on Woodside’s website at http://www.woodside.com/.

•

A teleconference providing an overview of the 2026 half-year results and a question and answer session will be hosted by Woodside CEO and Managing Director, Liz Westcott, and Chief Financial Officer, Graham Tiver, on Tuesday, 25 August 2026 at 10:00 AEST / 08:00 AWST / 18:00 CST (Monday, 24 August 2026).

•	We recommend participants pre-register 5-10 minutes prior to the event with one of the following links:

○	https://webcast.openbriefing.com/WDS-hyr-2026/ to view the presentation presentation and listen to a live stream of the question and answer session.

○

https://s1.c-conf.com/diamondpass/10055832-a iwh8k.html to participate in the question and answer session. Following pre-registration, participants will receive the teleconference details and a unique passcode.

Upcoming events 2026-2027

August	25	Half-Year 2026 Results

October	21	Third Quarter Report

November	5	2026 Capital Markets Day (Australia)
	12	2026 Capital Markets Day (United States)

January	28	Fourth Quarter Report

February	23	2026 Annual Report

 Contacts:

INVESTORS	MEDIA	REGISTERED ADDRESS

Woodside Energy Group Ltd

ACN 004 898 962

Vanessa Martin	Christine Abbott	Mia Yellagonga

11 Mount Street

M: +61 477 397 961	M: +61 484 112 469	Perth WA 6000

Australia

E: investor@woodside.com	E: christine.abbott@woodside.com	T: +61 8 9348 4000

www.woodside.com

 This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

13	Second quarter report for period ended 30 June 2026

2026 half-year line-item guidance

		Statutory	Underlying	Comments
Production costs	$ million	730-770
Feed gas, services and processing costs	$ million	230-250		Includes Pluto Interconnector tolling costs, Pluto feed gas purchases from minority interests, and Beaumont New Ammonia’s operational costs and third-party feedstock purchases.
Other (other expense)	$ million	290-370		Includes a non-cash loss of approximately $135 million for the Perdaman embedded derivative, net hedging losses of approximately $70 million and other immaterial items.
Impairment losses	$ million	160-200	—	Impairment losses of approximately $160-$200 million (pre- and post-tax), relating to the Calypso Project and other items. Excluded from underlying NPAT.
Petroleum rent and resources (PRRT) benefit/expense	$ million	210-410 benefit	190-390 expense	Includes a statutory PRRT adjustment of approximately $600 million pre-income tax (approximately $420 million post-income tax) relating to the recognition of an additional Pluto PRRT deferred tax asset (DTA) benefit driven by the higher pricing environment. Excluded from underlying NPAT.
Income tax expense	$ million	570-770 expense	490-690 expense

Includes a statutory income tax adjustment of approximately $90 million relating to the recognition of a US income tax DTA benefit for carry forward tax losses expected to be utilised in the future.

The US income tax DTA benefit and income tax impact of the Pluto PRRT DTA benefit are excluded from underlying NPAT.

The presentation of the above statutory line-items aligns to the consolidated income statement and Note A.1 segment revenue and expenses note in Woodside’s 2025 Annual Report. The line-item guidance provided above is preliminary, unaudited and subject to change prior to finalising the 2026 Half-Year Financial Statements.

14	Second quarter report for period ended 30 June 2026

Production volumes

		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Gas	MMscf/d	1,326	1,578	1,825	1,451	1,833
Liquids	Mbbl/d	214	221	230	217	226
Ammonia	kT/d	1.8	1.3	–	1.5	–
Total production volumes	Mboe/d	454	502	550	478	548

Production (reserves)
		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
AUSTRALIA
LNG
North West Shelf	Mboe	5,491	5,678	5,375	11,169	11,770
Pluto[17]	Mboe	7,701	10,991	10,928	18,692	21,154
Wheatstone	Mboe	1,454	2,286	2,424	3,740	4,846
Total	Mboe	14,646	18,955	18,727	33,601	37,770

Pipeline gas
Bass Strait	Mboe	3,440	2,756	3,653	6,196	6,845
Other17,[18]	Mboe	2,510	2,508	3,880	5,018	7,620
Total	Mboe	5,950	5,264	7,533	11,214	14,465

Crude oil and condensate
North West Shelf	Mbbl	949	953	912	1,902	2,018
Pluto[17]	Mbbl	602	845	890	1,447	1,737
Wheatstone	Mbbl	271	427	419	698	860
Bass Strait	Mbbl	477	342	457	819	859
Macedon & Pyrenees	Mbbl	169	361	558	530	927
Ngujima-Yin	Mbbl	684	653	1,084	1,337	1,809
Okha	Mbbl	-	311	587	311	899
Total	Mboe	3,152	3,892	4,907	7,044	9,109

NGL
North West Shelf	Mbbl	191	181	207	372	437
Pluto[17]	Mbbl	28	39	47	67	94
Bass Strait	Mbbl	761	630	753	1,391	1,421
Total	Mboe	980	850	1,007	1,830	1,952

Total Australia	Mboe	24,728	28,961	32,174	53,689	63,296
	Mboe/d	272	322	354	297	350

17 Feed gas volumes purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector are reported under Production (processing). Comparatives have been restated on the same basis.

18 Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

15	Second quarter report for period ended 30 June 2026

		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025

INTERNATIONAL

Pipeline gas

USA	Mboe	405	446	409	851	787

Trinidad & Tobago	Mboe	-	-	2,205	-	4,621

Other[19]	Mboe	-	9	5	9	28

Total	Mboe	405	455	2,619	860	5,436

Crude oil and condensate

Atlantis	Mbbl	2,526	2,721	2,604	5,247	5,076

Mad Dog	Mbbl	2,704	2,758	2,470	5,462	5,047

Shenzi	Mbbl	1,859	1,896	2,021	3,755	4,343

Trinidad & Tobago	Mbbl	-	-	93	-	192

Sangomar	Mbbl	7,854	7,152	7,396	15,006	14,406

Other[19]	Mbbl	35	54	-	89	-

Total	Mboe	14,978	14,581	14,584	29,559	29,064

NGL

USA	Mbbl	370	513	398	883	796

Other[19]	Mbbl	-	5	3	5	15

Total	Mboe	370	518	401	888	811

Total International	Mboe	15,753	15,554	17,604	31,307	35,311
	Mboe/d	173	173	193	173	195

Total production (reserves) volumes	Mboe	40,481	44,515	49,778	84,996	98,607
	Mboe/d	445	495	547	470	545

Production (processing)

		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
AUSTRALIA

Pluto-KGP Interconnector[20]

LNG	Mboe	171	242	169	413	373

Pipeline gas	Mboe	-	-	95	-	162

Crude oil and condensate	Mbbl	6	9	9	15	19

NGL	Mbbl	3	4	5	7	10

Total Australia	Mboe	180	255	278	435	564
	Mboe/d	2	3	3	2	3
INTERNATIONAL

Beaumont New Ammonia[21]	Mboe	609	417	-	1,026	-

Total International	Mboe	609	417	-	1,026	-
	Mboe/d	7	5	-	6	-

Total production (processing) volumes	Mboe	789	672	278	1,461	564
	Mboe/d	9	7	3	8	3

Total production volumes	Mboe	41,270	45,187	50,056	86,457	99,171
	Mboe/d	454	502	550	478	548

19 Overriding royalty interests held in the USA for several producing wells.

20 Feed gas volumes purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector, and represents 10% of Pluto-KGP Interconnector volumes.

21 Beaumont New Ammonia production volume is 165.6 kT in Q2 2026 and 278.9 kT in YTD 2026.

16	Second quarter report for period ended 30 June 2026

Sales volumes

		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025

Gas	MMscf/d	1,672	2,016	2,056	1,843	2,012

Liquids	Mbbl/d	227	218	238	223	226

Ammonia	kT/d	2.1	0.8	-	1.4	-

Total sales volumes	Mboe/d	528	575	599	551	579

		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
AUSTRALIA

LNG

North West Shelf	Mboe	3,922	7,464	5,059	11,386	11,946

Pluto	Mboe	9,011	11,905	11,969	20,916	21,645

Wheatstone	Mboe	1,995	2,616	3,346	4,611	5,563

Total	Mboe	14,928	21,985	20,374	36,913	39,154

Pipeline gas

Bass Strait	Mboe	3,736	2,566	3,620	6,302	6,919

Other[22]	Mboe	2,756	2,498	3,833	5,254	7,417

Total	Mboe	6,492	5,064	7,453	11,556	14,336

Crude oil and condensate

North West Shelf	Mbbl	1,300	682	616	1,982	1,845

Pluto	Mbbl	1,011	1,192	650	2,203	1,355

Wheatstone	Mbbl	427	268	651	695	985

Bass Strait	Mbbl	619	528	599	1,147	1,133

Ngujima-Yin	Mbbl	963	669	1,151	1,632	1,814

Okha	Mbbl	-	251	1,256	251	1,256

Macedon & Pyrenees	Mbbl	511	1	498	512	997

Total	Mboe	4,831	3,591	5,421	8,422	9,385

NGL

North West Shelf	Mbbl	473	-	-	473	477

Pluto	Mbbl	93	-	-	93	110

Bass Strait	Mbbl	437	866	1,010	1,303	1,236

Total	Mboe	1,003	866	1,010	1,869	1,823

Total Australia	Mboe	27,254	31,506	34,258	58,760	64,698
	Mboe/d	299	350	376	325	357

22 Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

17	Second quarter report for period ended 30 June 2026

		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
INTERNATIONAL

Pipeline gas

USA[23]	Mboe	413	386	421	799	808

Trinidad & Tobago	Mboe	-	-	2,233	-	4,507

Other[24]	Mboe	3	3	4	6	8

Total	Mboe	416	389	2,658	805	5,323

Crude oil and condensate

Atlantis	Mbbl	2,544	2,728	2,606	5,272	5,100

Mad Dog	Mbbl	2,780	2,733	2,485	5,513	5,105

Shenzi	Mbbl	1,870	1,894	2,030	3,764	4,232

Trinidad & Tobago	Mbbl	-	-	133	-	176

Sangomar	Mbbl	6,865	6,822	7,505	13,687	14,026

Other[24]	Mbbl	67	89	47	156	104

Total	Mboe	14,126	14,266	14,806	28,392	28,743

NGL

USA	Mbbl	389	522	385	911	756

Other[24]	Mbbl	1	2	2	3	4

Total	Mboe	390	524	387	914	760

Ammonia

Beaumont New Ammonia[25]	Mboe	702	249	-	951	-

Total	Mboe	702	249	-	951	-

Total International	Mboe	15,634	15,428	17,851	31,062	34,826
	Mboe/d	172	171	196	172	192

MARKETING[26]

LNG	Mboe	4,856	4,400	2,337	9,256	5,087

Liquids	Mboe	298	384	64	682	168

Total	Mboe	5,154	4,784	2,401	9,938	5,255

Total Marketing	Mboe	5,154	4,784	2,401	9,938	5,255

Total sales volumes	Mboe	48,042	51,718	54,510	99,760	104,779
	Mboe/d	528	575	599	551	579

23 Restated additional volumes of 0.10 MMboe in Q2 2025 and 0.19 MMboe in YTD 2025 to reflect a revised MMBtu to boe conversion factor.

24 Overriding royalty interests held in the USA for several producing wells.

25 Beaumont New Ammonia sales volumes are 190.7 kT in Q2 2026 and 258.3 kT YTD 2026.

26 Purchased volumes sourced from third parties.

18	Second quarter report for period ended 30 June 2026

Operating revenue (US$ million)

	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
AUSTRALIA

North West Shelf	378	448	295	826	830

Pluto	795	766	827	1,561	1,539

Wheatstone	167	180	255	347	454

Bass Strait	352	232	283	584	511

Macedon	57	56	52	113	104

Ngujima-Yin	102	48	86	150	143

Okha	2	25	90	27	90

Pyrenees	45	-	39	45	83

Revenue from sale of products	1,898	1,755	1,927	3,653	3,754

Intersegment revenue	(51)	(50)	(7)	(101)	(9)

Processing and services revenue	35	53	35	88	109

Total Australia	1,882	1,758	1,955	3,640	3,854

INTERNATIONAL

Atlantis	258	199	181	457	372

Mad Dog	272	190	161	462	351

Shenzi	192	138	138	330	305

Trinidad & Tobago[27]	-	-	78	-	144

Sangomar	763	524	510	1,287	991

Other[28]	145	42	4	187	7

Revenue from sale of products	1,630	1,093	1,072	2,723	2,170

Total International	1,630	1,093	1,072	2,723	2,170

MARKETING

Revenue from sale of products	620	360	232	980	544

Intersegment revenue	51	50	7	101	9

Shipping and other revenue	2	-	9	2	13

Total Marketing[29]	673	410	248	1,083	566

Operating revenue[30]	4,185	3,261	3,275	7,446	6,590

27 Includes the impact of periodic adjustments related to the production sharing contract (PSC).

28 Includes revenue from Beaumont New Ammonia and overriding royalty interests held in the USA for several producing wells.

29 Values include revenue generated from purchased LNG and Liquids volumes, as well as the marketing margin on the sale of Woodside’s

29 LNG and Liquids portfolio. Marketing revenue excludes hedging impacts and cargo swaps where a Woodside produced cargo is sold and repurchased from the same counterparty to optimise the portfolio. The margin for these cargo swaps is recognised net in other income.

30 Operating revenue excludes all hedging impacts.

19	Second quarter report for period ended 30 June 2026

Realised prices

	Units	Q2 2026	Q1 2026	Q2 2025	Units	Q2 2026	Q1 2026	Q2 2025

LNG produced	$/MMBtu	10.5	9.0	9.8	$/boe	66	57	62

LNG traded[31]	$/MMBtu	15.2	10.0	11.4	$/boe	99	65	72

Pipeline gas:

Western Australia	A$/GJ	6.9	7.0	6.8

East Coast Australia	A$/GJ	15.7	14.1	13.4

International[32]	$/Mcf	3.0	5.7	4.5

Pipeline gas					$/boe	50	44	36

Oil and condensate	$/bbl	107	77	68	$/boe	107	77	68

NGL	$/bbl	57	38	43	$/boe	57	38	43

Liquids traded[31]	$/bbl	110	85	68	$/boe	110	85	68

Average realised price	$/boe	85	63	59

Dated Brent	$/bbl	105	81	68

JCC (lagged three months)	$/bbl	67	72	79

WTI	$/bbl	93	72	64

JKM	$/MMBtu	17.5	10.4	12.5

TTF	$/MMBtu	16.4	10.8	12.2

31 Excludes any additional benefit attributed to produced volumes through third-party trading activities.

32 Sales volumes have been restated to reflect volumes sold in MMBtu at a revised boe conversion factor impacting realised price by -$0.2/Mcf for International pipeline gas in Q2 2025.

20	Second quarter report for period ended 30 June 2026

Capital expenditure (US$ million)

	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025

Evaluation capitalised[33]	15	9	17	24	29

Property plant & equipment	1,557	1,686	2,582	3,243	4,372

Cash contributions from participants	(878)	(847)	(1,870)	(1,725)	(1,870)

Other[34]	90	5	23	95	27

Capital expenditure	784	853	752	1,637	2,558

Acquisitions	-	470	-	470	-

Total capital expenditure and acquisitions	784	1,323	752	2,107	2,558

	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025

Scarborough	290	275	333	565	655

Trion	275	171	92	446	407

Louisiana LNG capital expenditure	723	872	1,754	1,595	2,655

Cash contributions from participants	(878)	(847)	(1,870)	(1,725)	(1,870)

Louisiana LNG other[34]	26	5	-	31	-

Louisiana LNG[35]	(129)	30	(116)	(99)	785

Other	348	377	443	725	711

Capital expenditure	784	853	752	1,637	2,558

33 Project final investment decisions result in amounts of previously capitalised exploration and evaluation expense (from current and prior years) being transferred to property plant & equipment. This table does not reflect the impact of such transfers.

34 Other incorporates Louisiana LNG cash call payments to Williams for Driftwood Pipeline LLC, corporate spend, other investments and other capital expenditure.

35 Louisiana LNG YTD 2026 project spend includes $344 million of prepayments recognised in investing cash flow that are recoverable through partner cash calls but are not yet recognised as capital expenditure.

21	Second quarter report for period ended 30 June 2026

Other expenditure (US$ million)

Exploration and evaluation expenditure	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025

Exploration capitalised33,[36]	2	40	-	42	5

Exploration and evaluation expensed[37]	50	50	46	100	81

Permit amortisation	2	2	-	4	3

Total	54	92	46	146	89

Trading costs	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025

Australia	52	49	49	101	88

Marketing	533	338	129	871	322

Total	585	387	178	972	410

Abandonment expenditure	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Total	139	116	260	255	517

36 Exploration capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results.

37 Includes seismic and general permit activities and other exploration costs.

22	Second quarter report for period ended 30 June 2026

Exploration or appraisal wells drilled

No exploration or appraisal wells were drilled in the quarter.

Permits and licences

Key changes to permit and licence holdings during the quarter ended 30 June 2026 are noted below.

Region	Permits or licence areas	Change in interest (%)	Current interest (%)	Remarks
United States	AT 424, AT 425, AT 469, AT 470	(30%)	—%	Assigned
	AT 228, AT 273, AT 274, GC 210, GC 211	(100%)	—%	Relinquished
	GB 529, GB 530, GB 531	(100%)	—%	Expired
Republic of Congo	Marine XX	(23%)	—%	Relinquished

23	Second quarter report for period ended 30 June 2026

Production rates

Average daily production rates (100% project) for the quarter ended 30 June 2026:

	Woodside share[38]	Production rate (100% project, Mboe/d)		Remarks
		Jun	Mar
		2026	2026
AUSTRALIA
NWS Project
LNG	29.76%	203	210	LNG production was lower due to increased pipeline gas production.
Crude oil and condensate	29.67%	35	35
NGL	29.95%	7	7

Pluto LNG
LNG	90.00%	75	109	Production was lower due to planned maintenance.
Crude oil and condensate	90.00%	7	9

Pluto-KGP Interconnector
LNG	100.00%	19	27	Production was lower due to planned maintenance.
Crude oil and condensate	100.00%	1	1
NGL	100.00%	–	–

Wheatstone[39]
LNG	7.85%	204	211	Production was lower due to the impact of Tropical Cyclone Narelle and offshore project activities.
Crude oil and condensate	10.56%	28	29

Bass Strait
Pipeline gas	45.33%	83	65	Production was higher due to increased seasonal demand and completion of planned offshore maintenance activities.
Crude oil and condensate	43.81%	12	9
NGL	45.33%	18	16

Australia Oil
Ngujima-Yin	60.00%	13	12	Okha production was lower due to shipyard activities and a reliability related outage. Pyrenees production was lower due to the impact of Tropical Cyclone Narelle.
Okha	50.00%	–	7
Pyrenees	71.43%	3	6

Other
Pipeline gas[40]		28	28

38 Woodside share reflects the net realised interest for the period.

39 The Wheatstone asset processes gas from several offshore gas fields, including the Julimar and Brunello fields, for which Woodside has a 65% participating interest and is the operator.

40 Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

24	Second quarter report for period ended 30 June 2026

	Woodside share[41]	Production rate (100% project, Mboe/d)		Remarks
		Jun	Mar
		2026	2026
INTERNATIONAL
Atlantis
Crude oil and condensate	38.50%	72	79	Production was lower due to routine regulatory safety equipment testing, and flow assurance management.
NGL	38.50%	5	7
Pipeline gas	38.50%	8	10

Mad Dog
Crude oil and condensate	20.86%	142	147	Oil production was lower due to a gas handling constraint while a gas compressor was offline.
NGL	20.86%	5	7
Pipeline gas	20.86%	3	3

Shenzi
Crude oil and condensate	64.60%	32	33
NGL	64.51%	2	3
Pipeline gas	64.49%	1	1

Sangomar
Crude oil	87.52%[42]	99	100

Beaumont New Ammonia

Ammonia[43]	100.00%	7	5	Production increased following a full quarter of production, capacity remains constrained by limited feedstock.

[41]	Woodside share reflects the net realised interest for the period.
[42]	Operations governed by production sharing contracts.
[43]	Beaumont New Ammonia production rate is 1.8 kT/d in Q2 2026.

25	Second quarter report for period ended 30 June 2026

Disclaimer and important notice

Forward looking statements

This report contains forward-looking statements. These statements may relate to Woodside’s business, goals, targets, aspirations, plans, expectations, market conditions, results of operations and financial condition, including but not limited to, statements regarding the timing, completion and outcomes of transactions, construction costs and capital expenditures, supply and demand for Woodside’s products, development, completion and execution of Woodside’s projects, the expected benefits, cash flows and rates of return or other future results of investments, strategies and transactions, the payment of future dividends and the amount thereof, future results of projects, operating activities and new energy products, expectations and plans for renewables production capacity and investments in, and development of, renewables projects, expectations and guidance with respect to production, production costs and other costs, capital expenditure, abandonment expenditure, exploration expenditure and gas hub exposure, trends in commodity prices and currency exchange rates, adoption and implementation of new technologies and expectations regarding the achievement of Woodside’s Scope 1 and 2 greenhouse gas emissions targets and Scope 3 investment and emissions abatement targets (in each case on a net equity or gross equity basis as specified) and other climate and sustainability goals. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as “aim”, “anticipate”, “aspire”, “believe”, “enable”, “estimate”, “expect”, “forecast”, “foresee”, “guidance”, “intend”, “likely”, “may”, “objective”, “outlook”, “pathway”, “plan”, “position”, “potential”, “project”, “schedule”, “seek”, “should”, “strategy”, “strive”, “target”, “will” and other similar words or expressions.

Forward-looking statements in this report are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements and the assumptions on which they are based include, but are not limited to, fluctuations in commodity prices, actual demand for Woodside products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, pace of technology developments, sustainability and environmental risks, climate related transition and physical risks, safety and personnel risks, changes in accounting standards, economic and financial markets conditions in various countries and regions, the actions of third parties, project delay or advancement, regulatory approvals, political risks and the impact of armed conflict and political instability (such as the ongoing conflicts in Ukraine and in the Middle East) on economic activity and oil and gas supply and demand, cost estimates, legislative, fiscal and regulatory developments, including those related to the imposition of tariffs and other trade restrictions, and the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, the impact of general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets and risks associated with acquisitions, mergers, divestitures, and joint ventures, including difficulties integrating or separating businesses, uncertainty associated with financial projections, restructuring, increased costs and adverse tax consequences, and uncertainties and liabilities associated with acquired and divested properties and businesses.

A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this report.

If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this report.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. None of Woodside nor any of its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives, nor any person named in this report or involved in the preparation of the information in this report, makes any representation, assurance, guarantee or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any outcomes, events or results expressed or implied in any forward-looking statement in this report. All forward-looking statements contained in this report reflect Woodside’s views held as at the date of this report and, except as required by applicable law, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives nor any person named in this report or involved in the preparation of the information in this report intends to, undertakes to, or assumes any obligation to, provide any additional information or update or revise any of these statements after the date of this report, either to make them conform to actual results or as a result of new information, future events or results, changes in Woodside’s expectations or otherwise. Past performance (including historical financial and operational information) is given for illustrative purposes only. It is not necessarily a reliable indicator of future performance, including future security prices.

26	Second quarter report for period ended 30 June 2026

Other important information

All figures are Woodside share for the quarter ending 30 June 2026, unless otherwise stated.

All references to dollars, cents or $ in this report are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).

Glossary, units of measure and conversion factors

Refer to the Glossary in the Annual Report 2025 for definitions, including carbon related definitions.

Product	Unit	Conversion factor

Natural gas	5,700 scf	1 boe

Condensate	1 bbl	1 boe

Oil	1 bbl	1 boe

Natural gas liquids	1 bbl	1 boe

Ammonia	1 metric tonne	3.68 boe

Facility	Unit	LNG Conversion factor

Karratha Gas Plant	1 tonne	8.08 boe

Pluto LNG Gas Plant	1 tonne	8.34 boe

Wheatstone	1 tonne	8.27 boe

The LNG conversion factor from tonne to boe is specific to volumes produced at each facility and is based on gas composition which may change over time.

Term	Definition

bbl	barrel

bcf	billion cubic feet of gas

boe	barrel of oil equivalent

GJ	gigajoule

kT	thousand metric tonnes

NGL	natural gas liquid

Mbbl	thousand barrels

Mbbl/d	thousand barrels per day

Mboe	thousand barrels of oil equivalent

Mboe/d	thousand barrels of oil equivalent per day

Mcf	thousand cubic feet of gas

MMboe	million barrels of oil equivalent

MMBtu	million British thermal units

MMscf/d	million standard cubic feet of gas per day

Mtpa	million tonnes per annum

PJ	petajoule

scf	standard cubic feet of gas

TJ	terajoule

27	Second quarter report for period ended 30 June 2026

Glossary

Please refer to the Glossary in the Annual Report 2025 for definitions, including carbon related definitions.

28	Second quarter report for period ended 30 June 2026